Exhibit 99.1
PRESS
RELEASE
Aspen Announces Publishing of Information Statement to Shareholders of Record as of August 27, 2025

Shareholders may vote their shares in connection with the previously announced acquisition of Aspen by Sompo

Hamilton, Bermuda, September 11, 2025 – Aspen Insurance Holdings Limited (“Aspen” or the “Company”) (NYSE: AHL) announced today that an Information Statement (the “Information Statement”) was provided to its shareholders of record as of August 27, 2025, in connection with the previously announced Agreement and Plan of Merger (the “Merger Agreement”) entered into on August 27, 2025, with a wholly owned indirect subsidiary of Sompo Holdings, Inc. (“Sompo”), pursuant to which Sompo will acquire Aspen for approximately US$3.5 billion, as further described in the Merger Agreement and the Information Statement (the “Merger”). A copy of the Information Statement has been posted under the "Investors" tab of the Company's website.

On August 27, 2025, the requisite approval for the Merger was obtained when certain Aspen shareholders representing a majority of the voting power of the shares of the Company delivered a shareholder written resolution to the Company. Accordingly, no further approval from Aspen's shareholders is required in connection with the Merger. However, Aspen is pleased to provide to its other shareholders the opportunity to vote their shares in the manner described in the Information Statement.

Shareholders are encouraged to read and carefully review the Information Statement and are invited to vote their shares in accordance with the instructions provided in the Information Statement.

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About Aspen Insurance Holdings Limited

Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication or any other written or oral statements made by or on behalf of the Company may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Sompo, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. In particular, statements using words such as “anticipate,” “may,” “seek,” “will,” “likely,” “assume,” “expect,” “intend,” “believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “objective,” “outlook,” “future,” “could,” “would,” “should,” or their negatives or variations, and similar terminology and words of similar import, generally involve forward-looking statements.

The forward-looking statements in this communication are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) the parties ability to consummate the transactions contemplated by the Merger Agreement (the “Transactions”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals or the satisfaction of other closing conditions to consummate the Transactions; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or any unanticipated difficulties or expenditures relating to the Transactions; (c) risks related to diverting the attention of Aspen’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transactions; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transactions, including resulting expense or delay; (g) risks related to future opportunities and plans for Aspen, including the uncertainty of expected future financial performance and results of Aspen following completion of the Transactions; (h) disruption of currents plans and operations caused by the announcement of the Transactions, making it more difficult to conduct business as usual or maintain relationships with current or future service providers, customers, employees or vendors, financing sources and governmental authorities; (i) effects relating to the announcement of the Transactions or any further announcements or the consummation of the Transaction on the market price of Aspen’s shares and, if the Transactions are not completed, and Aspen continues as a publicly-traded company, risks that the announcement of the Transactions and the dedication of substantial resources of Aspen to the completion of the Transactions could have an impact on its business, strategic relationships, operating results and activities in general; and (j) other risks and uncertainties affecting Sompo, Aspen and more, as well as management’s response to any of the aforementioned factors. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2024, and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

For further information:
Aspen Insurance Holdings Limited
Mariza Costa, Head of Investor Relations
Mariza.Costa@Aspen.co
+1 201 539 2668

Media
Jo Scott
Group Head of Corporate Communications
Jo.Scott@aspen.co
+44 20 7184 8000